Exhibit 12

AIR PRODUCTS AND CHEMICALS, INC., AND SUBSIDIARIES

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(Unaudited)

	Year Ended 30 September
(Millions of dollars, except ratios)	2015	2014	2013	2012	2011
Earnings:
Income from continuing operations(1)	$1,317.6	$988.5	$1,042.5	$1,025.2	$1,171.6
Add (deduct):
Provision for income taxes	415.9	366.0	322.5	305.1	390.8
Fixed charges, excluding capitalized interest	123.6	146.2	166.9	146.7	139.4
Capitalized interest amortized during the period	10.0	9.4	10.3	9.5	9.0
Undistributed earnings of less-than-fifty percent-owned affiliates	(102.6)	(76.1)	(46.4)	(54.5)	(38.9)
Noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges	(3.0)	(2.8)	—	—	—

Earnings, as adjusted	$1,761.5	$1,431.2	$1,495.8	$1,432.0	$1,671.9

Fixed Charges:
Interest on indebtedness, including capital lease obligations	$95.3	$121.2	$143.1	$116.0	$113.6
Capitalized interest	49.1	33.0	28.3	31.4	23.4
Amortization of debt discount/ premium and expense	8.2	3.9	2.1	10.6	5.6
Portion of rents under operating leases representative of the interest factor	20.1	21.1	21.7	20.1	20.2

Fixed charges(2)	$172.7	$179.2	$195.2	$178.1	$162.8

Ratio of Earnings to Fixed Charges(3):	10.2	8.0	7.7	8.0	10.3

(1)	Income from continuing operations includes business restructuring and cost reduction actions of $207.7 ($153.2 after-tax) in 2015, a goodwill and intangible asset impairment charge of $310.1 ($308.8 after-tax) in 2014, and business and restructuring and cost reduction plans of $231.6 ($157.9 after-tax) and $327.4 ($222.4 after-tax) in 2013 and 2012, respectively.
(2)	We are party to certain debt guarantees of equity affiliates. Since we have not been required to satisfy the guarantees, nor is it probable that we will, interest expense related to the guaranteed debt is not included in fixed charges.
(3)	The ratio of earnings to fixed charges is determined by dividing earnings, as adjusted, by fixed charges. Fixed charges consist of interest on all indebtedness plus that portion of operating lease rentals representative of the interest factor (deemed to be 21% of operating lease rentals).